Exhibit 99.2*

37 CAPITAL INC.

AMOUNTS RECEIVABLE/(PAYABLE) FROM RELATED PARTIES AND UNDERWRITERS

PROMOTERS AND EMPLOYEES OTHER THAN RELATED PARTIES

Schedule II

Name of Debtor	Balance Beginning of Period	Additions	(Collected)/ Paid	Amount Written off	Balance End of Period Receivable (Payable)
2014
Las Vegas From Home. com Entertainment Inc.	$(5,503)	(104,898)	0	0	(110,401)
Jacob H. Kalpakian	(116,282)	(13,416)	7,000	0	(122,698)
Green Arrow Resources Inc.	(12,535)	(14,625)	0	0	(27,160)
Kalpakian Bros. of B.C. Ltd.	(3,150)	(34,650)	0	0	(37,800)

2013
Las Vegas From Home. com Entertainment Inc.	$(27,365)	(71,270)	93,132	0	(5,503)
Jacob H. Kalpakian	(98,223)	(125,933)	107,874	0	(116,282)
Green Arrow Resources Inc.	(4,370)	(15,544)	7,379	0	(12,535)
Kalpakian Bros. of B.C. Ltd.	(102,480)	(6,405)	105,735	0	(3,150)

2012
Las Vegas From Home. com Entertainment Inc.	$(8,400)	(18,965)	0	0	(27,365)
Jacob H. Kalpakian	(8,522)	(90,701)	1,000	0	(98,223)
Green Arrow Resources Inc.	0	(4,370)	0	0	(4,370)
Kalpakian Bros. of B.C. Ltd.	(56,000)	(46,480)	0	0	(102,480)